Exhibit 14.1

ALLIANCE FINANCIAL CORPORATION
 CODE OF ETHICS FOR SENIOR EXECUTIVE OFFICERS

This Code of Ethics for Senior Executive Officers applies to the chief executive officer, chief financial officer, chief accounting officer and other senior executive officers serving in a finance, accounting, treasury, tax or investor relations role with Alliance Financial Corporation (“Alliance”). Alliance expects all of its employees to act in accordance with the highest standards of personal and professional integrity in all aspects of their activities, to comply with all applicable laws, rules and regulations, to deter wrongdoing and abide by the Alliance Bank, N.A. Code of Conduct and other policies and procedures adopted by Alliance and its subsidiaries that govern the conduct of employees. This Code of Ethics is intended to supplement the Code of Conduct applicable to all employees of Alliance and its subsidiaries.

You agree to:

(a)	Engage in and promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

(b)	Avoid conflicts of interest and to disclose to the Chair of the Audit Committee any material transaction or relationship that reasonably could be expected to give rise to such a conflict;

(c)	Take all reasonable measures to protect the confidentiality of non-public information about Alliance or its subsidiaries and their customers obtained or created in connection with your activities and to prevent the unauthorized disclosure of such information unless required by applicable law or regulation or legal or regulatory process;

(d)	Produce full, fair, accurate, timely, and understandable disclosure in reports and documents that Alliance or its subsidiaries files with, or submits to, the Securities and Exchange Commission (SEC) and other regulators and in other public communications made by Alliance or its subsidiaries;

(e)	Comply with applicable laws, rules and regulations of federal, state, and local governments, as well as the rules and regulations of other appropriate private and public regulatory agencies; and

(f)	Promptly report illegal or unethical conduct by any director, officer or employee that has occurred, is occurring or may occur, including any possible violations of this Code of Ethics to the Chair of the Audit Committee or any of the parties or channels listed in the Alliance Code of Conduct.

You are prohibited from directly or indirectly taking any action to fraudulently influence, coerce, manipulate or mislead Alliance or its subsidiaries’ independent public auditors for the purpose of rendering the financial statements of Alliance or its subsidiaries misleading.

You understand that you will be held accountable for your adherence to this Code of Ethics. Your failure to observe the terms of this Code of Ethics may result in disciplinary action, up to and including the possible termination of employment. Violations of this Code of Ethics may also constitute violations of law and may result in civil and criminal penalties for you, your supervisors and/or Alliance and its subsidiaries.

You understand that the Alliance Board of Directors shall have sole and absolute authority to approve any deviation or waiver from this Code of Ethics. Any waiver and the grounds for such waiver for a senior executive officer shall be promptly disclosed in accordance with SEC regulations and applicable law.

Your Personal Commitment to the Alliance Code of Ethics for Senior Executive Officers

I acknowledge that I have received and read this Code of Ethics for Senior Executive Officers, and understand my obligations as an employee to comply with the Code of Ethics.

Please sign here:_____________________	Date:	__________________

Please print your name:_____________________
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